May 13, 2014

VIA EDGAR

Craig Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	AOL Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed February 19, 2014
File No. 001-34419

Dear Mr. Wilson:

On behalf of AOL Inc. (the “Company”), this letter responds to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated April 29, 2014, setting forth comments regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 19, 2014 (the “10-K”).

Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost of Revenues, page 41

1.	Please tell us what cost elements comprise “other cost of revenues” for the reported periods and what consideration you gave to including accounting policy disclosure of the nature, function and accounting for these costs. To the extent any elements comprising “other cost of revenues” are material, also tell us what consideration you gave to related MD&A disclosures of the separate elements.

“Other costs of revenues” include: content, content development and royalty costs; customer service costs, which include outsourced customer service costs and employee and related costs for our operated customer support call centers; research and analytics;

Craig Wilson

Senior Assistant Chief Accountant Division of Corporation Finance

May 13, 2014

ad tracking and serving; sales and use taxes; costs associated with customer billing and collections; as well as certain asset impairments.

Per the guidance in ASC 235-10-50-3, in evaluating our significant accounting policy disclosures, we disclosed accounting policies that we determined to have a significant impact on understanding of our financial statements or involve significant judgments. Substantially all of the expenses included in other costs of revenues are recognized as incurred or upon an indicator of impairment, in the case of asset impairments. Due to the judgments involved, we disclose our accounting policy for long-lived asset impairments in the notes to the financial statements. For other amounts included within other costs of revenues, we determined that no further disclosure requirements were necessary given that substantially all of the costs are expensed as incurred.

While we believe the individual amounts included in other costs of revenues are immaterial for our tabular presentation, to the extent these items have a significant impact on our financial performance we have discussed the impact in our disclosures. For example, we disclosed on page 42 of our 10-K the drivers of change within other costs of revenues related to long-lived asset impairment charges, investment in premium formats and sales and use taxes. We will continue to evaluate in future filings if any of the components of other costs of revenues should be separately disclosed in preparing our tabular presentation of costs of revenues.

Consolidated Statements of Cash Flows, page 65

2.	Tell us what consideration you gave to including the tax benefit related to equity instruments within cash flows from financing activities. Refer to ASC 230-10-45-14e and 17c.

In determining the inclusion, if any, of the tax benefit related to equity instruments within cash flows from financing activities, we considered the guidance in ASC 230, ASC 718 and ASC 740. Under ASC 230, there is no cash flow impact or disclosure requirement as of December 31, 2013, as our excess tax benefits have not been realized for financial statement purposes pursuant to the guidance in ASC 718-740-25-10.

Specifically, we considered the guidance in ASC 718-740-25-10 that defines excess tax benefits and the timing of the realization of excess tax benefits. This guidance provides that in certain cases, the tax deduction may occur prior to the realization of the tax benefit because the entity has a carryforward, and in those cases “a tax benefit and credit to additional paid in capital would not be recognized until that deduction reduces taxes payable.” That is, the excess tax benefit is not realized and recognized for financial statement purposes, until such time that the deduction is considered to reduce cash taxes payable.

Craig Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

May 13, 2014

We apply the “with-and-without approach” to determine the timing of realization of excess tax benefits, which is promulgated as one of two options under ASC 718. The with-and-without approach requires the entity to consider the excess tax stock compensation deduction to reduce current year taxes payable when it otherwise would have had to pay cash in the absence of the excess tax stock compensation deduction. Accordingly, when a company has a carryforward sufficient to offset taxable income without considering the carryforward attributable to excess tax stock compensation deductions, the excess tax benefit has not yet provided an incremental benefit. Our net operating loss carryforward as of December 31, 2013 exceeded our 2013 estimated taxable income without including excess tax stock compensation deductions in 2013 or in prior years and therefore the excess tax stock compensation deductions have not impacted our cash taxes paid for the periods presented.

Notes to the Consolidated Financial Statements

Note 1—Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

Traffic Acquisition Costs, page 70

3.	Please describe for us, in greater detail, the nature and terms of the AOL partner arrangements that distribute free AOL products and services directing traffic to AOL Properties. To the extent these partner arrangements may have revenue generating lives that differ from the contractual terms, tell us what consideration you gave to amortizing the costs of these products and services over their useful lives. Please also explain further the nature, terms and accounting implications of the reciprocal performance guarantees by your counterparties.

The AOL partner arrangements that distribute free AOL products and services or direct traffic to AOL properties represented approximately 15% of total Traffic Acquisition Costs (“TAC”) incurred in 2013, substantially all of which related to directing traffic through search engine marketing (“SEM”) and Unique Visitor (“UV”) acquisition arrangements. The following is a description of these two types of TAC arrangements:

•	SEM – These arrangements consist of online marketing or search campaigns intended to drive traffic to AOL Properties when a user clicks on the marketing or search results. Payments to our partners are made on a per-click basis.

•

UV Acquisition – These arrangements are designed to direct traffic to AOL Properties providing AOL with the opportunity to earn incremental advertising revenue. The partners in these types of arrangements are generally compensated based upon the number of UVs directed to AOL Properties or based upon a revenue share percentage.

Craig Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

May 13, 2014

We will clarify in our future filings that we primarily incur TAC from the acquisition of advertising inventory, SEM and UV acquisition arrangements.

The revenue generating lives of our TAC arrangements do not differ from the contractual term. Payments made to our TAC partners are a direct result of our partners fulfilling contractually specified actions (e.g., specified number of traffic referrals) which typically result in revenue generation at the time of fulfillment (e.g. by displaying ads on AOL Properties). These structures result in fees being expensed at the same time the associated revenue is earned or is expected to be earned.

Arrangements that contain reciprocal performance guarantees by our TAC partners are agreements in which AOL commits to pay a fixed fee to a partner if the partner meets specified performance metrics (e.g., sending a minimum amount of traffic referrals or impressions to AOL web properties) and a variable fee for performance in excess of the minimum performance metric. If the partner delivers below the minimum performance metric, the fixed fee payment is proportionately adjusted for the actual delivered traffic. If the partner delivers more than the minimum guaranteed performance metric, AOL makes a payment to the counterparty based on the fixed fee for the period plus an incremental payment based on a variable rate. For these arrangements, we assess whether or not it is probable that the partner will meet the specified metric, and if so, we recognize expense based on the greater of straight-line of the fixed fee or actual performance. If it is not probable that the partner will meet the specified metric, we recognize expense over the term based on the expected amount to be paid to the partner, taking into account performance to date and the projected performance over the term of the agreement. Arrangements with reciprocal performance guarantees represent less than 5% of our total 2013 TAC expense.

Note 6—Income Taxes, page 86

4.	You indicate that federal, state and local net operating loss carryforwards will expire between 2014 and 2033, if not utilized. Tell us the significance of the amounts that will expire in the short-term and what consideration was given to disclosing the amounts that will expire in each year. In addition, please tell us the amounts and dates of expiration for your credit carryforwards which are beginning to expire in 2014.

We considered the guidance in ASC 740-10-50-3 when determining the disclosure requirements for carryforwards and their expiration. ASC 740-10-50-3 provides that an entity shall disclose “the amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes.”

Craig Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

May 13, 2014

Our U.S. federal net operating loss carryforwards begin expiring in 2018, with over 90% of such loss carryforwards expiring between 2028 and 2033. Over 90% of the state and local net operating loss carryforwards expire between 2019 and 2033. The net balance sheet amount related to state and local net operating loss carryforwards that expire in the short term was less than $2 million as of December 31, 2013. Therefore, we concluded that such amount is immaterial to the financial statements, and accordingly, determined that the carryforward period range disclosed in the 10-K was sufficient.

Of the $40.2 million of credit carryforwards disclosed in our 10-K, less than $500,000 expires before 2017. Substantially all of the remaining balance can be carried forward indefinitely or does not begin to expire until 2027. We concluded that the impact of credit carryforwards that expire in the short term is immaterial to the financial statements, and accordingly, the expiration dates were not disclosed in further detail.

5.	It is not clear from your disclosure how you considered other income tax expense component disclosures regarding the impact of utilization of any credit carryforwards, net operating loss carryforwards, or other applicable components of income tax expense required by ASC 740-10-50-9. Please advise.

We considered the guidance in ASC 740-10-50-9 when determining our income tax expense disclosures. ASC 740-10-50-9 requires an entity to disclose the significant components of income tax expense and provides specific examples of such components.

We disclosed current and deferred income tax expense as the significant components of income tax expense. We determined that there were no other amounts that constituted significant components of income tax expense, based on our evaluation of all amounts that impact income tax expense, including amounts associated with the following areas:

•	amounts associated with adjustments to deferred tax assets and liabilities for enacted changes in tax laws or rates or a change in the tax status of the entity;
•	amounts associated with adjustments to the beginning of the year balance of valuation allowances because of a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years; and
•	the benefits of operating loss carryforwards

The amounts related to the above areas were less than 5% of total income tax expense, individually and in the aggregate. We included these amounts in deferred income tax expense in our tabular presentation of the components of income tax expense due to immateriality.

Craig Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

May 13, 2014

*****

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 206-5022 with any questions.

Sincerely,

/s/ Karen Dykstra

Karen Dykstra

Chief Financial and Administrative Officer

cc:	Julie Jacobs, Esq., AOL Inc.
Brian J. Lane, Esq., Gibson, Dunn & Crutcher LLP